

June 9, 2011

Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, California 95131

> **Re: DSP Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-23006**

Dear Mr. Levy:

We have reviewed your filing and correspondence dated May 20, 2011 and we have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements

Note 9. Pension Liabilities, page 73

1. We note your response to our previous comment 6. Please more fully explain the aspects of FASB Codification Topic 715 you relied upon in reaching your accounting determination. For instance, if you have accounted for the "outsourcing" under the guidance related to annuity contracts, please explain. Please also explain any contingencies related to the arrangement, such as might arise from a default by the outside party.

Form 8-K dated April 28, 2011

2. We note your response to our previous comment 14. Please clarify whether you intent to continue presenting the Consolidated Statements of Operations (Non-GAAP) in future earnings releases. If so, tell us why you believe that format is appropriate under the guidance from Compliance and Disclosure interpretation 102. 10.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Geoffrey Kruczek at (202) 551-3641 with any other questions regarding our comments. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief